1221 Avenue of the Americas
New York, NY 10020
Tel: 212-584-5100
Fax: 212-584-5200
www.sirius.com
July 15, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549
RE:	Sirius XM Radio Inc. Form 10-K for the year ended December 31, 2009 Filed February 25, 2010 File No. 001-34295
Dear Mr. Spirgel:
     This letter is in response to the Staff’s follow-up comment regarding the Annual Report on Form 10-K (the “Form 10-K”) of Sirius XM Radio Inc. (“we”, “our”, or the “Company”) for the year ended December 31, 2009. The follow-up comment was received in the course of a telephone conversation among Mark Kronforst, Deputy Chief Accountant (Policy); Craig Olinger, Deputy Chief Accountant (Operations); Steven Jacobs, Associate Chief Accountant; Carlos Pacho, Senior Assistant Chief Accountant; Kyle Moffatt, Accountant Branch Chief; Dean Suehiro, Staff Accountant; and representatives of the Company on Friday, June 18, 2010. During this telephone conversation, the Staff asked us to provide additional clarity with respect to our response to comment number 2 in the response letter dated May 10, 2010 relating to the Staff’s letter dated April 26, 2010 regarding the non-GAAP information included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the Form 10-K. To assist your review, we have retyped the text of the Staff’s comment number 2 (in bold) and our initial response thereto (in italics) below. We have included our response to the follow-up oral comment as a “Supplemental Response” following our initial response below.

Unaudited Pro Forma and Actual Information, page 26
1.	Please tell us why it is appropriate to present financial results that “exclude the impact of purchase price accounting adjustments and refinancing transactions related to the Merger.” Since the acquisition is reported in the historical financial statements as of July 2008, tell us why it is appropriate to present pro forma information for the three months ended December 31, 2008 and 2009 and for the year ended December 31, 2009. We note your disclosures on pages 27, 29, 31, 33, 52-54, 57, and 58. In addition, tell us the nature of the “Purchase Price Accounting Adjustments.”
Response:
     We believe it is appropriate to present financial information excluding purchase price accounting adjustments because it helps investors understand the Company’s performance and the underlying drivers affecting the Company’s performance. We provide such Non-GAAP information as supplemental to, rather than in lieu of, a discussion and analysis of the results of operations on a GAAP basis. The Company’s chief operating decision maker utilizes this Non-GAAP information to make decisions about resource management and assess business performance. This information is also utilized internally for budgetary and planning purposes. Furthermore, the Company’s chief operating decision maker does not hold his direct reports responsible for changes in operating results attributable to changes in the benefits or charges associated with purchase price accounting.
     Purchase price accounting adjustments increased our primary performance metric, adjusted income from operations, by over $180 million in 2009 when computed from reported GAAP basis amounts and will benefit adjusted income from operations by over $290 million for the year ending December 31, 2012. Over the next two years, this benefit will drop by nearly $300 million and will decrease adjusted income from operations by over $3 million for the year ending December 31, 2014 when computed from reported GAAP basis amounts. We believe our pro forma presentation provides more transparent disclosure regarding our performance by isolating the impact of the adjustments on our operating results.
     The following amounts are on a GAAP basis as previously reported in thousands. During the three months ended December 31, 2009, the Company’s net income of $14,167 benefited from net purchase price adjustments of $39,410. During the three months ended December 31, 2008, the Company’s net loss of $245,844 benefited from net purchase price adjustments of $12,707, offset by an impairment of $15,331 to goodwill recorded as part of the purchase price accounting. During the year ended December 31, 2009, the Company’s net loss of $342,790 benefited from net purchase price adjustments of $98,543. During the year ended December 31, 2008, the Company’s net loss of $5,313,288 benefited from net purchase price adjustments of $32,779, offset by an impairment of $4,766,190 to goodwill recorded as part of the purchase price accounting.

     The nature of the purchase price accounting adjustments resulting from the merger with XM reflected in the actual results of operations include:
•	additional depreciation expense associated with the stepped-up basis in plant, property and equipment and amortization of acquired intangible assets;

•	a reduction in operating costs due to the amortization of deferred credits for executory contracts recognized at the merger date (primarily related to OEM and programming arrangements, which expire from 2010 through 2015); and

•	the reduction of revenue from the acquiree’s historical deferred revenue that was written down in purchase accounting.
Supplemental Response:
     The financial measures that are not calculated and presented in accordance with GAAP (“Non-GAAP”) that we disclosed in the Form 10-K are the key financial measures utilized by both management and our investor community to analyze our business. The Company’s chief operating decision maker utilizes this Non-GAAP information to make decisions about resource management and assess business performance. This information is also utilized internally for budgetary and planning purposes. In addition, the analysts who follow our Company primarily report on these Non-GAAP financial measures. We believe it is prudent to continue to present the detailed level of Non-GAAP financial information, by financial statement line item, in the Management Discussion and Analysis (“MD&A”) section of our reports given our understanding of the usefulness and importance of this information to management, investors and analysts. In response to the Staff’s follow-up comment, we will make the following prospective changes to our disclosure of Non-GAAP financial information included in the MD&A section.
     In order to enhance the prominence of our discussion and analysis of our financial information presented in accordance with generally accepted accounting principles in the United States of America (“GAAP results”), we will re-order our MD&A section consistent with the requirement under Item 10(e) (1) (i) (A) of Regulation S-K. Specifically, the MD&A section will be structured in the following order: (i) subscriber and financial metrics computed from GAAP amounts; (ii) discussion and analysis of our GAAP results of operations for the applicable periods; (iii) subscriber and financial metrics computed from Non-GAAP amounts; (iv) discussion and analysis of our Non-GAAP results of operations for the applicable periods; and (v) footnotes to results of operations and definitions of Non-GAAP measures.
     To add clarity to our Non-GAAP financial measures, we will: 1) enhance disclosure of the reasons management believes presentation of Non-GAAP financial information provides useful information to investors regarding the Company’s financial condition and results of operations and purposes for which management uses Non-GAAP financial information; 2) discontinue use of the term “Pro forma” to describe our Non-GAAP results of operations and financial metrics derived from our Non-GAAP results of operations; and 3) reconcile all Non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP. As discussed, the “Pro-forma” presentation was not intended to comply with Regulation S-X, Article 11 “Pro-forma” financial information, but was intended to be, and defined by the Company as, a Non-

GAAP financial presentation excluding the impact of purchase price accounting adjustments related to the Merger. To increase the clarity, and limit potential misunderstanding of the term “Pro forma”, we will refer to our Non-GAAP results of operations as “Combined” in our future filings.
     In future Form 10-K filings, we will include incremental disclosure similar to the following paragraphs prior to the discussion of our combined results of operations:
     “In this report, we present certain financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States of America (“Non-GAAP”). These Non-GAAP financial measures include: average self-pay monthly churn; conversion rate; average monthly revenue per subscriber, or ARPU; subscriber acquisition cost, or SAC, as adjusted, per gross subscriber addition; customer service and billing expenses, as adjusted, per average subscriber; free cash flow; and adjusted income (loss) from operations. We believe such Non-GAAP financial measures provide useful information to investors regarding our financial condition and results of operations; these Non-GAAP financial measures represent the ongoing economics of the business and reflect how we manage the business and set operational goals. We also use these Non-GAAP financial measures as a basis for determining performance-based compensation for our employees. By providing these Non-GAAP financial measures, together with the reconciliations to the most directly comparable GAAP measure, we believe we are enhancing investors, understanding of our business and our results of operations. These Non-GAAP financial measures should be viewed in addition to, and not as an alternative for or superior to, our reported results prepared in accordance with GAAP. Please refer to the footnotes (pages [xx] through [xx]) following our discussion of results of operations for the definitions of these Non-GAAP measures, a further discussion of the usefulness of such Non-GAAP financial measures and reconciliations to the most directly comparable GAAP measure.
     In this report, we also present our results of operations on a Non-GAAP basis (referred to as “combined results of operations”), as if the companies were combined as of January 1, 2008. These combined results of operations include the historical results of operations of XM as of the earliest date reported, including predecessor financial information, and exclude the impact of purchase price accounting adjustments. The purchase price accounting adjustments include the elimination of deferred revenue associated with the investment in Canadian Satellite Radio, recognition of deferred subscriber revenues that did not qualify for recognition in purchase price accounting and elimination of the benefit of deferred credits on executory contracts. The deferred credits for executory contracts are primarily attributable to third party arrangements with OEMs and programming providers. The purchase price accounting adjustments also include a benefit for the elimination of additional depreciation and amortization expense associated with stepped-up basis in property, equipment and intangible assets recognized in purchase price accounting, principally attributable to the acquired satellites, terrestrial repeater network and subscriber relationships, respectively. As a result of the adjustments referred to above, our combined results of operations are presented as if the companies had been operated on a combined basis as of the earliest period.
     Our combined results of operations also reallocates share-based payment expense from functional operating expense line items to a separate line within operating expenses. We believe the exclusion of share-based payment expense from operating expenses is useful given the significant variation in expense that can result from changes in the fair market value of our common stock, the effect of which is unrelated to the operational conditions that give rise to variations in the components of our operating costs. Specifically, the exclusion of share-based payment expense in subscriber acquisition costs is important to understand the economic impact of the direct costs incurred to acquire subscribers and the effect over time as economies of scale are reached.
     The discussion of our combined results of operations for [add the applicable periods] includes the financial results of XM as of the earliest date presented. The inclusion of these results may render direct comparisons with results for prior periods less meaningful. Accordingly, our discussion addresses trends we believe are significant.”

     In addition, we advise the Staff that one of the critical Non-GAAP financial measures utilized by management is Combined Adjusted Income (Loss) from Operations. This financial measure is utilized by management to provide guidance to investors and is defined as: (i) operating income (loss) from operations, excluding net purchase price adjustments related to the Merger, (ii) goodwill impairment, (iii) restructuring, impairments, and related costs, (iv) depreciation and amortization, net of purchase price accounting adjustments, and (v) share-based payment expense, net of purchase price accounting adjustments. The restructuring, impairments and related costs for 2009 were primarily comprised of the June 2009 write-off of prepaid services to the provider of our XM-5 launch vehicle due to the provider’s bankruptcy filing as well as severance contract termination and related charges associated with the Merger. This metric is core to management of the Company and, therefore, one we will continue to discuss with investors.
     In conclusion, we will make the prospective changes discussed above to enhance the prominence of our GAAP results, ensure the Non-GAAP financial measures in the document are clearly identified and provide greater clarity with respect to the usefulness and limitations of the Non-GAAP financial measures to our investors.
* * * *
     As requested by the Staff, we acknowledge that, with respect to filings made by us:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Any questions concerning the above supplemental response to the Staff’s comment may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,
/s/ David J. Frear
David J. Frear
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission Dean Suehiro, Staff Accountant